SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
 of the Securities Exchange Act of 1934

BIOCLINICA, INC.
(Name of Subject Company (Issuer))

BIOCORE HOLDINGS, INC.
and
BC ACQUISITION CORP.
(Name of Filing Persons (Offerors))

Common Stock, par value $0.00025 per Share
(Title of Class of Securities)

09071B 100
(CUSIP Number of Class of Securities)

BioCore Holdings, Inc.
BC Acquisition Corp.
c/o JLL Partners, Inc.
 450 Lexington Avenue, 31st Floor
New York, NY 10017
Attention:  Dan Agroskin
 Tel: 212-286-8600
(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications on Behalf of the filing person)

Copy to:

Robert B. Pincus, Esq.
One Rodney Square
P.O. Box 636
Wilmington, Delaware 19899
 Tel: 302-651-3000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

N/A	N/A

☐   Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.	N/A	Date Filed:	N/A

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (this “Statement”) relates solely to preliminary communications made before the commencement of a planned tender offer by BC Acquisition Corp. (the “Purchaser”), a wholly-owned subsidiary of BioCore Holdings, Inc. (the “Parent”), for all of the outstanding common stock, including the associated preferred share purchase rights, of BioClinica, Inc. (the “Company”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of January 29, 2013, among the Parent, the Purchaser and the Company.

The exhibit is neither an offer to purchase nor solicitation of an offer to sell securities. The tender offer for the outstanding shares of the Company’s common stock described in this filing has not commenced. At the time the offer is commenced, the Purchaser will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and the Company will file a solicitation/recommendation statement on Schedule 14D-9, with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to the Company’s stockholders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website:  www.sec.gov.

Exhibit Index

Exhibit	Description

99.1	Joint Press Release dated January 30, 2013